ASIA PACIFIC RESOURCES LTD.

NEWS RELEASE

ASIA PACIFIC ENTERS INTO PRE-ACQUISITION
AGREEMENT FOR CASH TAKE-OVER BID

Toronto ON, March 17, 2006.  Asia Pacific Resources Ltd. (TSX-APQ) announces that it has entered into a pre-acquisition agreement with SRMT Holdings Limited (the “Offeror”), a New Brunswick corporation related to Italian-Thai Development Public Company Limited (“ITD”), a public company domiciled in the Kingdom of Thailand.

Pursuant to the pre-acquisition agreement, and subject to the terms and conditions thereof, the Offeror will make an offer to purchase (the “Offer”) not less than two-thirds of the common shares of Asia Pacific (including common shares issuable upon the exercise of outstanding options and warrants) for a price of C$0.1425 per share.  The offer price represents a 35.7% premium to the closing price on the Toronto Stock Exchange on the day before the pre-acquisition agreement was executed.  The Offeror will also offer to purchase the warrants of Asia Pacific for a price of $0.0175 per warrant (being the difference between the offer price for the common shares and the exercise price of the warrants).  The warrants currently will expire on May 26, 2006.  However, the pre-acquisition agreement contemplates that the expiry date of the warrants can be extended in certain circumstances, subject to regulatory approval.

The Offer will be made for common shares and warrants (collectively the “Sought Securities”) to all holders in Canada, the United States, the Cayman Islands (see the description of the support agreement below) and elsewhere in the Offeror’s discretion.  The pre-acquisition agreement contemplates that the Offeror will have 21 days to provide to Asia Pacific copies of a standby letter of credit or other form of recognized documentary credit demonstrating the ability to pay for the Sought Securities deposited under the Offer as well as approval of the Bank of Thailand for the foreign exchange to make the Offer and that the Offer will be mailed to shareholders within 37 days (subject to a maximum extension of 15 business days, if necessary, to enable Asia Pacific to satisfy the condition precedents to making the Offer, and a further maximum period of 5 business days for the Offeror to finalise the offer documentation).  If either of the foregoing does not occur within the specified time period, Asia Pacific will have the right to terminate the pre-acquisition agreement.

If the Offer is made for all of the common shares and, within 120 days of the Offer, it has been accepted by the holders of not less than 90% of the outstanding common shares (other than common shares held by the Offeror and its affiliates), the pre-acquisition agreement states that the Offeror presently intends to acquire the remaining common shares pursuant to the compulsory acquisition provisions of the New Brunswick Business Corporations Act.  In addition, if the statutory right of acquisition is not available, the pre-acquisition agreement states that the Offeror intends, to the extent possible, to pursue other means of acquiring the common shares not deposited under the Offer.

John Bovard, President and Chief Executive Officer of Asia Pacific said that “Asia Pacific has said for the past two years that it was pursuing commercial discussions with parties in Asia for the development of its potash resources in Udon Thani, in northeast Thailand. In particular Asia Pacific has sought interested parties with access to capital and to development resources that can expedite approval of the mining license and subsequent construction of, and production from, this valuable resource.”

Mr. Bovard continued, “it has been increasingly apparent that obtaining a mining license for this project in Thailand requires a degree of local knowledge and financial capability which a company like ITD possesses.”

“We are, therefore, pleased to announce this transaction. The Offeror will make an all cash takeover bid for a minimum of 66.66% of the shares of Asia Pacific at a price which represents a 26% premium to the 20 day weighted average price. Upon successful completion of the Offer, the project will be controlled by a company associated with ITD, a public company in Thailand that has the resources and capability to take the project forward. For Asia Pacific this has meant a change of direction but will allow shareholders to realise value at a premium to market price.”

Mr. Bovard added that “ITD is a pre-eminent Thai and international civil and infrastructure contractor that has over thirty years experience in the mining industry.  They have set very high standards for mining works and have been actively pursuing opportunities to participate in mining projects both within Thailand and the neighboring countries.”

Under the pre-acquisition agreement, the obligation of the Offeror to make the Offer is subject to certain conditions precedent.  These conditions include, among other things (i) the board of directors of Asia Pacific having received a written opinion from an independent third party confirming that the Offer is fair from a financial point of view to the holders of the Sought Securities, having unanimously determined that the Offer is fair to the holders of Sought Securities and having unanimously determined to recommend that holders of Sought Securities accept the Offer, (ii) Olympus Capital Holdings Asia I (“Olympus”), LP having entered into a support-up agreement pursuant to which, subject to the terms and conditions set forth therein, Olympus will agree to deposit all Sought Securities held by it under the Offer and not withdraw them except in accordance therewith, (iii) all options to purchase common shares having become immediately exercisable and the holders thereof being permitted to surrender such options to Asia Pacific in consideration for a cash payment equal to the difference between the offer price and the option exercise price, (iv) all of the representations and warranties of Asia Pacific set out in the pre-acquisition agreement being true and correct in all material respects at the date of the Offer and all covenants and obligations of the Asia Pacific set out therein having been complied with at the date of the Offer, and (v) from the date of the pre-acquisition agreement to the date of the Offer, there having been no material adverse change relating to Asia Pacific’s properties and assets.

With respect to condition precedent (i) above, the board of directors has received the verbal opinion from Paradigm Capital Inc. and expects to receive the written opinion in a timely manner, that the Offer is fair from a financial point of view to the holders of the Sought Securities.  Based upon that opinion, the advice of Asia Pacific’s outside Canadian counsel and other factors to be described in the directors’ circular to be sent to shareholders (including the 35.7% premium to the most recent closing price and 26% premium to the 20 day weighted average price), the board of directors has unanimously determined that the Offer is fair to the holders of Sought Securities and has determined to recommend in the directors’ circular that holders of Sought Securities accept the Offer.

With respect to condition precedent (ii) above, concurrent with the execution of the pre-acquisition agreement the Offeror entered into a support agreement with Olympus, a Cayman

Island based private investment fund which owns approximately 46.4% of the outstanding common shares and warrants to acquire approximately 27.8 million common shares, pursuant to which Olympus has agreed to deposit all of such common shares and warrants under the Offer not later than three business days after the Offer is mailed and not to withdraw such securities under any circumstances except if the support agreement is terminated prior to such securities being taken up by the Offeror.  Olympus has agreed that, unless the Offeror has not taken up and paid for the warrants deposited under the Offer prior to May 19, 2006 or in order to repay any  interim funding which may be provided by Olympus to Asia Pacific, it will not exercise the warrants and will be entitled to receive only the difference between the offer price and the warrant exercise price.  Any common shares received by Olympus upon the exercise of warrants are required to be immediately deposited under the Offer.  Pursuant to the support agreement, Olympus has agreed that it will not take any action which might directly or indirectly interfere with or be inconsistent with or otherwise adversely affect the Offer or the Offeror’s ability to make the Offer or take up and pay for Sought Securities deposited under the Offer.  In particular, Olympus has agreed, among other things, that it will not, directly or indirectly, solicit, initiate or encourage proposals or offers and will not participate in any negotiations regarding or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt with respect to, the disposition of all or any portion of Asia Pacific’s business or assets, the acquisition of all or a portion of Asia Pacific’s outstanding shares, or the merger, amalgamation or reorganization of Asia Pacific.  If Olympus breaches in a material respect its obligation to deposit its securities under the Offer or the foregoing provision, it will be required to pay the Offeror a termination fee equal to $1,500,000 unless the Offeror has taken up and paid for Sought Securities under the Offer or to the extent that the Offeror has received the Asia Pacific Termination Fee (as defined below).  The support agreement will terminate automatically upon the termination of the pre-acquisition agreement.

The pre-acquisition agreement contains comprehensive representations and warranties relating to the business and affairs of Asia Pacific and covenants generally to the effect that Asia Pacific will conduct its business in the usual and ordinary course consistent with past practice.  The pre-acquisition agreement also provides that the Offeror’s obligations to take up and pay for Sought Securities deposited under the Offer will be subject to specified conditions.  These conditions include, among other things, that (i) a minimum of at least 66.66% of the outstanding common shares as at the expiry time of the Offer shall have been validly deposited and not withdrawn under the Offer, (ii) the pre-acquisition agreement shall not have been terminated, (iii) the Offeror shall have determined, acting reasonably, that no material right or property of Asia Pacific or any of its subsidiaries has been impaired or otherwise materially adversely affected by the Offer or taking up and purchasing Sought Securities under the Offer, (iv) no proceeding or law would reasonably be expected to have the effect of making the Offer or the payment for the Sought Securities illegal or materially more costly or prohibiting or materially limiting the Offeror’s ownership or operation of Asia Pacific or its subsidiaries, the ability of the Offeror to exercise the full rights of ownership of the Sought Securities or the ability of the Offeror to acquire the common shares of Asia Pacific not deposited under the Offer, (v) no change in the assets or liabilities of Asia Pacific or its subsidiaries has occurred which would constitute a material adverse effect, (vi) Asia Pacific is not in default, in any material respect of its obligations under the pre-acquisition agreement, Asia Pacific’s representations and warranties are true and correct in all respects that are in the aggregate not materially adverse to Asia Pacific and the covenants and obligations of Asia Pacific have been complied with or performed in all material respects, (vii) neither Asia Pacific nor any of its subsidiaries has taken any action or failed to take any action relating to its covenants in the pre-acquisition agreement that would or would be reasonably likely to impair the availability to the Offeror of certain increases in the adjusted cost base of Asia Pacific’s shares of its subsidiaries under section 88(1) of the Income Tax Act (Canada); and (viii) any  interim funding to be provided to Asia Pacific by Olympus has been repaid.

The pre-acquisition agreement provides that Asia Pacific will not (and will not permit its subsidiaries and will use reasonable best efforts to ensure that its representatives do not) solicit, initiate, or engage in discussions or negotiations, encourage submission of any inquiries, proposals or offers by, or take any other action intended or designed to facilitate the efforts of any third party (collectively the “No Shop Covenant”) relating to a Competing Proposal.  The term “Competing Proposal” is defined in the pre-acquisition agreement to mean a bona fide written proposal from an arm’s length party that contemplates (i) the acquisition of, or business combination with, Asia Pacific or any of its subsidiaries (ii) the acquisition of any material portion of its or their assets, (iii) any take-over bid or other purchase or acquisition of the common shares that, if consummated, would result in the beneficial ownership of 20% or more of the common shares, or (iv) any other transaction, the consummation of which would reasonably be expected to prevent or materially impede, interfere with or delay the taking up and paying for the Sought Securities.  If Asia Pacific becomes aware of a Competing Proposal it is required to promptly notify the Offeror.

If Asia Pacific receives an unsolicited written bona fide Competing Proposal and the board of directors of Asia Pacific determines in good faith that the Competing Proposal is a Superior Proposal, Asia Pacific is required to promptly notify the Offeror.  A “Superior Proposal” is defined in the pre-acquisition agreement as a Competing Proposal which (i) is a definitive proposal to acquire, directly or indirectly, for consideration consisting of cash and/or readily marketable securities either Sought Securities representing not less than 20% of the outstanding common shares (on a fully-diluted basis) or all or substantially all of the assets and liabilities of Asia Pacific, (ii) the board of directors of Asia Pacific has determined in good faith (after receiving a written opinion of an independent financial adviser) that such proposal provides consideration to securityholders that is at least 15% greater than that provided under the Offer (after taking into account any modifications thereof), and (iii) in the good faith judgment of the board of directors of Asia Pacific, on the advice of an independent financial adviser and outside legal counsel, is available on conditions which are reasonably likely to be satisfied and the transaction is reasonably likely to be consummated without unreasonable delay.  Upon the determination that a Competing Proposal is a Superior Proposal, Asia Pacific is required to provide the Offeror the right, for five business days, to match the Superior Proposal by increasing the consideration payable under the Offer so as to equal or exceed the consideration under the Superior Proposal.  Failing the Offeror matching the Superior Proposal, the board of directors of Asia Pacific will have the right to proceed with the Superior Proposal and terminate the pre-acquisition agreement, subject to the payment to the Offeror of a termination fee of $3,000,000 (the “Asia Pacific Termination Fee”).

The pre-acquisition agreement may be terminated in certain specified circumstances which are usual for agreements of its type.  However, termination in certain circumstances will require the payment of the Asia Pacific Termination Fee or a termination fee by the Offeror.  The Asia Pacific Termination Fee will be payable, among other things, if (i) the board of directors of Asia Pacific fails to unanimously determine that the Offer would be in the best interests of Asia Pacific, determine that the Offer is fair to securityholders from a financial point of view and recommend acceptance of the Offer to securityholders, withdraws or modifies any of the foregoing determinations or recommendation, approves or recommends a

Competing Proposal or Superior Proposal, or permits or causes Asia Pacific to enter into an agreement with respect to a Competing Proposal or Superior Proposal, (ii) a Competing Proposal or Superior Proposal is publicly announced or made and the board of directors of Asia Pacific fails to reaffirm its recommendation within three business days of the end of the five business day matching period and, if applicable, in a directors’ circular within 10 days after the mailing of such Competing Proposal, the board of directors of Asia Pacific withdraws or modifies its recommendation of the Offer in a manner adverse to the Offeror or the Offer, (iii) Asia Pacific breaches in a material respect the No Shop Covenant, or (iv) Asia Pacific takes any action or fails to take any action relating to its covenants in the pre-acquisition agreement that would or would be reasonably likely to impair the availability to the Offeror of the increases in the adjusted cost base of the shares of certain Asia Pacific subsidiaries.  The Offeror will be required to pay Asia Pacific (i) a termination fee of $1,500,000 if the Offeror fails to make the Offer in accordance with the prescribed time period (other than by reason of the non-fulfillment of a condition precedent to making the Offer), and (ii) a termination fee of $3,000,000 if the Offeror makes the Offer but subsequently withdraws it in circumstances where none of the Asia Pacific Termination Fee events have occurred or all conditions to the obligation of the Offeror to take up and pay for Sought Securities under the Offer have been met or waived but the Offeror fails to take up and purchase Sought Securities deposited under the Offer in accordance with applicable securities laws; subject to the limitation that the maximum termination fee the Offeror will be liable for is C$3,000,000.

For further information, contact:

Forbes West, The Sherbourne Group: 416-203-2200/forbes@sherbournegroup.ca